SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Arizona Star Resource Corp.

B.	This is (check one):

[ X ]	An original filing for the Filer.
[ ]	An amended filing for the Filer.

C.	Identify the filing in conjunction with which this form is being filed:

Name of registrant:	Arizona Star Resource Corp.
Form type:	Form 40-F Registration Statement
File number (if known):
Filed by:	Arizona Star Resource Corp.
Date filed (if filed concurrently, so indicate):	Concurrently

D.	The Filer is incorporated or organized under the laws of

British Columbia, Canada

and has its principal place of business at

220 Bay Street, Suite 1405 Toronto, Ontario, Canada M5J 2W4 (416) 359-7800

E.	The Filer designates and appoints

Alexander Korelin A. B. Korelin & Associates 2412 S.E. 151st Ave Vancouver, WA 98683 (360) 891-7114

as the agent (the “Agent”) of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with securities registered or qualified by the Filer on Form 40-F on August 26, 1999 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

Each person filing this Form in connection with:

(a)

the use of Form F-9, F-10, 40-F, or SB-2 or Schedule 13E-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b)

the use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

(c)

its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

(d)

the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

Each person filing this Form, other than a trustee filing in accordance with General Instruction I. (a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada this 19th day of January, 2006.

Filer: Arizona Star Resource Corp.
/s/ Paul Parisotto
By: Paul Parisotto Title: President & CEO

This statement has been signed by the following persons in the capacities and on the 20th day of January, 2006.

Agent:	Alexander Korelin A. B. Korelin & Associates As agent for service of process for Arizona Star Resource Corp.

/s/ Alexander Korelin By: Alexander Korelin Title: President